BB

SECURITIES 04017753 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 Amendment
PART III

SEC FILE NUMBER
8-34765

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandon Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5101 Wheelis Road, Suite 112
(No. and Street)

Memphis (City) TN (State) 38117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Brandon (901) 324-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 23 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hill and Ellzey, PC
(Name – *if individual, state last, first, middle name*)

5112 Stage Road, #3 (Address) Memphis (City) TN (State) 38134-3164 (Zip Code)

RECEIVED APR 19 2004 181 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. Denby Brandon, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandon Investments, Inc., as of 12/31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission Expires Nov. 29, 2004

E. D. B.
Signature

President
Title

RM
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brandon Investments, Inc.
RECONCILIATION WITH COMPANY COMPUTATION
December 31, 2003

Reconciliation of Net Capital	
Net Capital as Reported in Company FOCUS Report	$ 194,903
Add:	
Decrease in Allowable Assets & Liabilities	
Accounts Receivable & Allowable Liabilities	58,150
Deduct:	
Increase in Aggregate Indebtedness	
Decrease in Accrued Expense	(6,665)
NET CAPITAL	$ 246,388
Reconciliation of Aggregate Indebtedness	
Aggregate Indebtedness as reported in Company's FOCUS Report	$ 8,702
Add/Deduct:	
Decrease in Accrued Expenses	(6,665)
Aggregate Indebtedness	$ 2,037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandon Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5101 Wheelis Road, Suite 112
(No. and Street)

Memphis (City) TN (State) 38117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Brandon (901) 324-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hill and Ellzey, PC
(Name – *if individual, state last, first, middle name*)

5112 Stage Road, #3 (Address) Memphis (City) TN (State) 38134-3164 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Brandon Investments, Inc.
RECONCILIATION WITH COMPANY COMPUTATION
December 31, 2003

Reconciliation of Net Capital	
Net Capital as Reported in Company FOCUS Report	$ 194,903
Add:	
Decrease in Allowable Assets & Liabilities	
Accounts Receivable & Allowable Liabilities	58,150
Deduct:	
Increase in Aggregate Indebtedness	
Decrease in Accrued Expense	(6,665)
NET CAPITAL	$ 246,388
Reconciliation of Aggregate Indebtedness	
Aggregate Indebtedness as reported in Company's FOCUS Report	$ 8,702
Add/Deduct:	
Decrease in Accrued Expenses	(6,665)
Aggregate Indebtedness	$ 2,037

TOTAL FINANCIAL PLANNING

901/324-6600
FAX 901/324-5743

BRANDON INVESTMENTS, INC.

April 12, 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Brandon Investments SEC File No. 8-34765

Dear Sirs:

We previously submitted our annual audited report. Pursuant to a request from our NASD Regional Office we are supplementing that report with an additional reconciliation at this time.

Please let me know if you have any questions or I can help in any additional way.

Sincerely,

Ray Brandon, CFP, CFA
Vice President

Enclosure
RB/jhp

EXECUTIVE OFFICES • 5101 WHEELIS ROAD • SUITE 112 • MEMPHIS, TN 38117
MAILING ADDRESS • P.O. BOX 770870 • MEMPHIS, TN 38177-0870 • TELEPHONE (901) 324-6600 • FAX (901) 324-5743
brandoninvestments.com